UNITED STATES
                  SECURITIES stocktickerAND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1)*

                               Cumulus Media, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    231082108
         --------------------------------------------------------------
                                 (CUSIP Number)

                         Chilton Investment Company, LLC
                        1266 East Main Street, 7th Floor
                               Stamford, CT 06902
                                 (203) 352-4000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 14, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 231082108               SCHEDULE 13D        Page 2 of 5 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Chilton Investment Company, LLC
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2    CHECK THE APPROPRIATE stocktickerBOX IF A MEMBER OF A GROUP  (a)[ ] (b)[X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     AF, OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                7     SOLE VOTING POWER

                      2,452,349
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            2,452,349
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,452,349
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12     CHECK IF THE AGGREGATE AMOUNT IN stocktickerROW (11) EXCLUDES CERTAIN
       SHARES [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.8%
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14     TYPE OF REPORTING PERSON (See Instructions)

       IA
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

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CUSIP No. 231082108                SCHEDULE 13D        Page 3 of 5 Pages
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ITEM 1.     Security and Issuer.

      The Schedule 13D (the "Statement") initially filed on February 16, 2006 relating to the common stock, par value $0.01 per share (the "Common Stock") of Cumulus Media, Inc., a Delaware corporation (the "Issuer" or the "Company") is hereby amended by this Amendment No. 1 to the Schedule 13D to report a change in beneficial ownership. The Schedule 13D is amended as follows:

ITEM 5.     Interest in Securities of the Issuer.

            Item 5(a) is hereby supplemented by the addition of the following:
(a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner (through its control of the Client Accounts) of 2,452,349 shares representing 6.8% of the Issuer's Common Stock. The foregoing calculations are based on 36,197,508 shares of Common Stock issued and outstanding.*

            Item 5(c) is hereby supplemented by the addition of the following:

(c) The number of shares and the price per share of all transactions effected by the Reporting Person since its last filing are as follows:

     o On February 27, 2006, 12,900 shares of Common Stock were purchased through B-Trade at a price per share of $11.7383.

     o On February 27, 2006, 85,000 shares of Common Stock were purchased through B-Trade at a price per share of $11.7753.

     o On March 1, 2006, 7,301 shares of Common Stock were sold through Goldman Sachs at a price per share of $11.4336.

     o On March 8, 2006, 8,914 shares of Common Stock were purchased through Goldman Sachs at a price per share of $11.4159.

     o On March 14, 2006, 50,000 shares of Common Stock were purchased through Credit Suisse First Boston ALGO at a price per share of $11.5764.

     o On March 15, 2006, 50,000 shares of Common Stock were purchased through Credit Suisse First Boston ALGO at a price per share of $11.5496.

     o On March 16, 2006, 50,000 shares of Common Stock were purchased through Credit Suisse First Boston ALGO at a price per share of $11.5899.

     o On March 31, 2006, 8,825 shares of Common Stock were sold through Credit Suisse First Boston ALGO at a price per share of $11.2539.

-----------------------
* Based on publicly-available filings of the Issuer: (i) there were 47,697,508 shares of Common Stock issued and outstanding as of May 9, 2006; and (ii) as of June 14, 2006 the Company acquired approximately 11,500,000 shares of Common Stock pursuant to a modified "Dutch auction" tender offer.

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CUSIP No. 231082108                SCHEDULE 13D        Page 4 of 5 Pages
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     o    On May 24, 2006, 8,875 shares of Common Stock were sold though Credit
          Suisse First Boston ALGO at a price per share of $11.4518.

     o On May 24, 2006, 40,856 shares of Common Stock were purchased through Credit Suisse First Boston ALGO at a price per share of $11.5022.

     o On May 31, 2006, 7,834 shares of Common Stock were sold through Merrill Lynch at a price per share of $11.6138.

     o On June 7, 2006, 5,714 shares of Common Stock were sold through Merrill Lynch at a price per share of $11.5808.

     o On June 8, 2006, 17,371 shares of Common Stock were sold through B-Trade at a price per share of $11.6956.

     o On June 9, 2006, 175,363 shares of Common Stock were sold through B-Trade at a price per share of $11.71.

     o On June 9, 2006, 11,400 shares of Common Stock were sold though Credit Suisse First Boston ALGO at a price per share of $11.6968.

     o On June 12, 2006, 12,500 shares of Common Stock were sold through Credit Suisse First Boston ALGO at a price per share of $11.575.

     o On June 12, 2006, 39,654 shares of Common Stock were sold through B-Trade at a price per share of $11.6132.

     o On June 12, 2006, 25,000 shares of Common Stock were sold through Investment Tech Group at a price per share of $11.605.

     o On June 13, 2006, 206,183 shares of Common Stock were sold through B-Trade a price per share of $11.7251.

     o On June 13, 2006, 41,200 shares of Common Stock were sold through Investment Tech Group at a price per share of $11.71.

     o On June 13, 2006, 88,700 shares of Common Stock were sold through Liquinet at a price per share of $11.7028.

     o On June 14, 2006, 3,746 shares of Common Stock were sold through B-Trade at a price per share of $11.806.

     o On June 14, 2006, 52,931 shares of Common Stock were sold through B-Trade at a price per share of $11.8525.

     o On June 14, 2006, 10,916 shares of Common Stock were sold through ITG Channel at a price per share of $11.843.

     o As of June 14, 2006, 7,300,131 shares of Common Stock were preliminarily accepted for tender in the Company's modified "Dutch auction" tender offer at a price per share of $11.50.*

     o On June 15, 2006, 29,341 shares of Common Stock were sold through B-Trade at a price per share of $11.0098 per share.

     o On June 15, 2006, 16,700 shares of Common Stock were sold through ITG Channel at a price per share of $11.035

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* As of the date of this filing, the Company has not yet announced the exact number of shares it is acquiring in the tender offer. The Company has announced that approximately 73.96% of shares tendered will be accepted. When the tender offer results are final, the number of the Reporting Person's shares accepted by the Company may differ slightly from the 7,300,131 shares reflected herein.

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CUSIP No. 231082108                SCHEDULE 13D        Page 5 of 5 Pages
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     o    On June 15, 2006, 71,156 shares of Common Stock were sold through
          B-Trade at a price per share of $10.9013.

     o On June 15, 2006, 700 shares of Common Stock were sold through Investment Tech Group at a price per share of 10.875.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 19, 2006

                                    Chilton Investment Company, LLC

                                    By:   /s/ James Steinthal
                                          -------------------------------------
                                          James Steinthal
                                          Managing Director